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                                                               OMB APPROVAL
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                                                         OMB Number:   3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             THE HAVANA GROUP, INC.
                     -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   419209-10-1
                                 --------------
                                 (CUSIP Number)

                     Steven Morse, Esq., Lester Morse P.C.,
                    111 Great Neck Rd., Great Neck, NY 11021
                                 (516-487-1446)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 23, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 419209-10-1                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------

1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Steven Heard
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*                   (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     Not applicable
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
NUMBER OF           4,650,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           4,650,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,650,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*  [_]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     22.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 419209-10-1                                          Page 3 of 4 Pages
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
-------

         This statement relates to the Common Stock of The Havana Group, Inc. (the "Issuer"). The Issuer's executive office is located at 7090 Whipple Avenue, N.W., North Canton, OH 44720.

Item 2.  Identity and Background
-------

         (a)      Steven Heard

         (b)      3665 East Bay Drive
                  Suite 204-237
                  Largo, FL 33771

         (c) Principal stockholder of the Issuer and Vice President of Bible Resources, Inc.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      USA

Item 3.  Source and Amount of Funds or Other Consideration
-------

                  As described in the Issuer's Form 8-K dated September 23, 2002, Mr. Heard acquired his Common Stock of the Issuer in exchange for his 50% ownership interest of Bible Resources, Inc.

Item 4.  Purpose of Transactions
-------

                  (a) - (j) Not Applicable, except as described in the Issuer's Form 8-K dated September 23, 2002.

Item 5.  Interest in Securities of the Issuer
-------

                  (a) - (b) As of April 12, 2004, the Issuer has outstanding the following securities (exclusive of options and warrants):
                  5,000,000 shares of Series A Preferred Stock, 1,100,000 shares of Series B Preferred Stock and 20,207,701 shares of Common Stock. Of the foregoing shares of Common Stock. Mr. Heard beneficially owns and has the right to vote and to dispose of 4,650,000 shares of Common Stock, representing 22.8% of the outstanding Common Stock and 17.5% of the outstanding voting capital stock. Mr. Heard has the sole power to dispose and vote of all shares of Common Stock owned by him.

                  (c) On September 23, 2002, Mr. Heard acquired 5,450,000 shares of Common Stock of the Issuer in exchange for his 50% ownership interest of Bible Resources, Inc. as more fully described in the Issuer's Form 8-K dated September 23, 2002, which is incorporated by reference herein. On October 23, 2002, as a result of certain gifts, he transferred 800,000 shares to various non-affiliated persons.

                  (d) - (e) Not Applicable

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 419209-10-1                                          Page 4 of 4 Pages
--------------------------------------------------------------------------------

Item 6.  Contracts, Arrangements, Understandings or Relationships
-------  with Respect to the Securities of the Issuer

                  Not Applicable, except as described in the Issuer's Form 8-K dated September 23, 2002, which is incorporated by reference herein.

Item 7.  Materials to be filed as Exhibits
-------

                  Agreement to acquire Bible Resources, Inc., which is contained in the Issuer's Form 8-K dated September 23, 2002, which is incorporated by reference herein.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2004


Signature By: /s/ Steven Heard
              ----------------
                  Steven Heard